Exhibit 1

FOR IMMEDIATE RELEASE	8 DECEMBER 2014

WPP PLC (“WPP”)

JWT New Zealand acquires Heyday, a New Zealand digital agency

WPP announces that JWT New Zealand has acquired a majority stake in Heyday, an independent digital agency based in Wellington, New Zealand.

Founded in 2000, Heyday is one of New Zealand’s most comprehensive and respected digital agencies. The company’s services include digital strategy, visual design, user experience design, content development, digital film, smartphone applications and web application development. Key clients include ANZ Bank; Trade Me, New Zealand’s largest Internet-auction website; and Z Energy.

For the year ending 31 March 2014, Heyday’s revenues were NZD 4.0 million, with gross assets of NZD 1.7 million, as at the same date. The company employs 35 people.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Australia and New Zealand, WPP companies (including associates) generate revenues of US$1.2 billion and employ over 4,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people. In Australia and New Zealand, STW Group has a minority stake in JWT.

WPP’s digital revenues (including associates) were over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+44(0) 207 408 2204
Belinda Rabano, WWP Asia Pacific	+86 10 8520 3066